EXHIBIT 99.1

Sandstorm Gold Royalties ANNOUNCES 2021 Third Quarter RESULTS and Initiation of Dividend Program

Designated News Release

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2021 (all figures in U.S. dollars unless stated otherwise).

Initiation of Dividend PRogram

Sandstorm is pleased to announce that the Company’s Board of Directors has approved the initiation of the Company’s quarterly dividend program. Sandstorm currently intends to declare and pay its first quarterly dividend of approximately C$0.02 per common share in the first quarter of 2022. In accordance with the rules of the Toronto Stock Exchange and the New York Stock Exchange, as applicable, Sandstorm will issue a press release at the time each quarterly dividend is declared.

The declaration, timing, amount, and payment of Sandstorm’s first and all future dividends will be subject to the discretion and approval of the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

“At Sandstorm, we’ve built a globally diversified royalty and streaming portfolio comprised of low-cost assets generating significant cash flow,” stated Nolan Watson, President & CEO. “We are very pleased that Sandstorm is able to sustainably support a dividend program while maintaining a competitive industry position that enables the continued growth of our asset base—both for the benefit of shareholders.”

Third Quarter Highlights

•	Attributable gold equivalent ounces[1] of 15,514 ounces (Q3 2020 — 12,068 ounces);
•	Revenue of $27.6 million (Q3 2020 — $23.3 million);
•	Cash flows from operating activities, excluding changes in non-cash working capital[1] of $20.8 million (Q3 2020 — $18.0 million);
•	Average cash cost per attributable gold equivalent ounce[1] of $238 resulting in cash operating margins[1] of $1,541 per ounce (Q3 2020 — $258 per ounce and $1,670 per ounce respectively);
•	Net income of $6.6 million (Q3 2020 —$6.5 million);
•	Expanded Credit Facility: On October 6, 2021, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $350 million and incorporating sustainability-linked performance targets to become the first royalty company to establish an Environment, Social, and Governance (“ESG”) linked credit facility (“ESG Revolving Facility”). The ESG Revolving Facility incorporates sustainability-linked incentive pricing terms that allow Sandstorm to reduce borrowing costs as the Company’s sustainability performance targets are met. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the banking syndicate.
•	Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 2.3 million shares for total consideration of $14.2 million during the third quarter of 2021. Subsequent to quarter end, Sandstorm purchased an additional 1.3 million shares for consideration of $8.2 million.

OUtlook

Based on the Company’s existing royalties, attributable gold equivalent ounces for 2021 is forecast to be between 64,000 and 69,000 ounces. The Company is forecasting attributable gold equivalent production to be over 125,000 ounces in 2025.

Financial results

Sandstorm’s revenue during the third quarter of 2021 was $27.6 million compared with $23.3 million for the comparable period in 2020. The increase is largely due to a 29% increase in the attributable gold equivalent ounces, partially offset by an 8% decrease in the average realized selling price of gold.

Net income was higher when compared to the same period in 2020 primarily due to an increase in revenue, partially offset by a $1.5 million decrease in gains recognized on the revaluation of the Company’s investments. The increase in net income was also partially offset by an increase in depletion expense largely due to an increase in attributable gold equivalent ounces sold.

Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the third quarter of 2021, approximately 16% were attributable to mines located in Canada, 23% from the rest of North America, 53% from South America, and 8% from other countries.

		THREE MONTHS ENDED June 30, 2021
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$4.4	2,470
North America excl. Canada	$6.4	3,605
South America	$14.6	8,233
Other	$2.2	1,206
Total	$27.6	15,514

Canada

Streams and royalties on Canadian mines contributed 38% more gold equivalent ounces to Sandstorm when compared to the third quarter of 2020. The change is primarily due to an increase in gold equivalent ounces sold from the Black Fox mine in Ontario and an increase in royalty revenue from the Diavik mine in the Northwest Territories.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 11% more gold equivalent ounces when compared to the third quarter in 2020. The change was driven by an increase in gold equivalent ounces sold from the Relief Canyon mine in Nevada. The increase was partially offset by a decrease in gold equivalent ounces sold from the Santa Elena mine in Mexico.

South America

Operations in South America contributed 84% more gold equivalent ounces when compared to the third quarter of 2020. The change is primarily due to an increase in royalty revenue from the Vale Royalties and an increase in gold equivalent ounces sold from the Chapada mine in Brazil.

Other

Streams and royalties on mines in other countries contributed 53% less gold equivalent ounces sold when compared to the third quarter of 2020. The change is primarily due to a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso. The decrease from Karma is primarily due to the conclusion of the five-year fixed delivery period in the first quarter of 2021, reducing Sandstorm’s gold stream entitlement to 1.625% of production. In contrast, in the third quarter of 2020, Sandstorm’s entitlement was 1,250 ounces per quarter.

Webcast & Conference Call Details

A conference call will be held on Thursday, November 4, 2021 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 04667263
Webcast URL:  https://bit.ly/3j99cl2

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) average cash cost per attributable gold equivalent ounce, (ii) total sales, royalties and income from other interests, (iii) average realized gold price per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Total sales, royalties and income from other interests is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. Refer to page 30 of the MD&A for a numerical reconciliation of the total sales, royalties, and income from other interests. The Company presents total sales, royalties, and income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests by the number of attributable gold equivalent ounces. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests, is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual income relating to those interests, for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces, when combined with the gold ounces sold from the Company's gold streams, equal total attributable gold equivalent ounces and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 229 royalties, of which 28 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the Company’s plans with respect to payment of dividends, the dates and amounts of such payments, the expectation that various closing conditions of the Vatukoula Stream will be met, the expectation that the Vatukoula Stream will close, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, including the increases to production guidance, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to the Company’s proposed normal course issuer bid (“NCIB”) and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.